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Khalil Habib Sayegh (1919-2009)
09 March 2009

Khalil Habib Sayegh, the founder of the Librairie du Liban and a pivotal figure in the world of books and education in the Arab world, died in January in Lebanon at the age of 89. His passing bookmarks a 65-year chapter in the publishing history of Arabic-speaking countries including Lebanon, Egypt, Jordan, Iraq, Sudan, the United Arab Emirates and Saudi Arabia.

Born in Damascus, Syria, Mr. Sayegh recognized that there was a hunger in the Arab world for English-language materials for educational purposes. In 1944 he founded the Librairie du Liban in Beirut, one of the Arab world's largest educational publishers and a long-time joint-venture partner with Longman, part of Pearson Education. But the 1940s were just the foreword to his career as a publisher, an educator and a mentor.

In 1958, Mr. Sayegh set up the Sphinx Bookshop in Cairo to introduce British books to Egyptian schools. Later milestones include his establishment in 1961 of the Longman Penguin Arab World Centre in Beirut, a dedicated marketing organisation for the Arab countries, and in 1981, of the Egyptian International Publishing Company-Longman, also a joint venture with Pearson, to serve the Egyptian market.

Mr. Sayegh's pan-Arab organization, now directed by his son Habib and cousin Pierre Sayegh, currently has 650 employees and produces tens of millions of books a year.

"My father always had a tremendous vision for the future," says Habib Sayegh, age 44, who has three sisters. "Right until his last days he was talking about new projects that may take 10 or 15 or 20 years to develop."

Mr. Sayegh's career in bookselling and publishing began in the early 1940s, when he taught commercial law and accounting at International College, then part of the American University of Beirut, and also ran the college bookstore. Colleagues say he remained a patient teacher all his life, sharing his business and publishing know-how with future generations.

The Librairie du Liban began in a basement location, selling English-language teaching books to Lebanese students. It expanded over the years, but it burned down in 1976 during the civil war in Lebanon, destroying all the stock overnight.

"Khalil was in Cairo the night of the fire," says Colin Hayes, former Arab world director for Longman, recalling conversations he had with Mr. Sayegh. "His younger brother Georges got him on the phone and said 'everything is finished.' Khalil asked him 'is anybody hurt?' and Georges told him no. So Khalil said, 'Then we will build it again.' This really reflected his personality - he was not thrown off course by anything." The bookstore was rebuilt again in 1990, after the Lebanese conflict ended, to its current size of 3,000 square meters.

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Over the past six-and-a-half decades, Librairie du Liban has published hundreds of dictionaries, academic works, the Sciences of the Holy Koran, Islamic encyclopedias, atlases, children's books and textbooks for schools. The company's headquarters are now in a modern building outside Beirut.

Mr. Sayegh's expansion into the Syrian market began in 1948 when a sales manager from Longman asked him to meet up in Damascus. The sales manager then sent a telegram to Longman headquarters in Britain saying that a deal had been struck for Mr. Sayegh to be Longman's sole distributor for Lebanon and Syria, but the sales manager died in a plane crash on the way home. The telegram was honoured by Longman, and served as the basis for Mr. Sayegh's distribution arrangement with Longman until 1979, when more formal documents were signed.

"The long-standing relationship between Khalil Sayegh's family and Pearson has been instrumental in providing innovative educational material throughout the Arab world," says Christine Ozden, president of Pearson Education for the Middle East, Africa and the Caribbean. "He was truly visionary, and enriched the lives of millions through that vision. He really was a teacher and a father figure to everyone he came into contact with."

Over the years, piracy arose as a problem for Mr. Sayegh and other publishers, which gave rise to another extraordinary episode in his life.

In the late 1960s, Mr. Sayegh and a top Longman executive paid a visit to King Faisal of Saudi Arabia, to express concern about some pirated books being used by his country's Education Ministry. After Mr. Sayegh presented a petition to the king, the monarch wrote on it, in Arabic, "May justice be done" - and tens of thousands of books were destroyed in a huge bonfire in the desert.

In recent years, Mr. Sayegh worked with the Edinburgh Business School, the graduate school of business of Heriot-Watt University, to provide graduate programs in business in the Arab world. In 2006, Heriot-Watt University honoured Mr. Sayegh with an honorary degree of Doctor of Letters.

In addition to his achievement in publishing, Mr. Sayegh will best be remembered for his compassion for people in need, says his son. "My father's view is not that we have 650 employees but 650 families that we look after," says Habib Sayegh.

One such family entered Mr. Sayegh's life more than a half-century ago when he taught a young boy in Beirut to write his name. The boy later began cleaning floors at the Librairie du Liban, rising over the decades to become general manager - and his children now run a factory in Beirut that laminates all the books Mr. Sayegh's business produces in Lebanon for export.

The legacy inspired by Mr. Sayegh means that his vision of educational enrichment lives on throughout the Arab world, so his passing merely turns the page - but doesn't close the book - on a remarkable slice of publishing

history.



A memorial service for Mr Khalil Sayegh will take place on Wednesday 8th April at St. Bride's Church, Fleet Street, London, EC4Y 8AU. Please contact Lyn Kitteridge for further details, lyn.kitteridge@pearson.com

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Livemocha and Pearson announce partnership for online language learning

10 March 2009

Industry leaders join forces to address Direct-to-Consumer market

SEATTLE, WA and BOSTON, MA - March 10, 2009 - Pearson, the world's leading education company, and Livemocha, the world's largest online language learning community, announced today a strategic agreement to co-develop a new, direct-to-consumer, conversational English language learning experience available on Livemocha's online platform with a global community of over two million members.

Under the terms of the agreement, Livemocha and Pearson will build a series of online conversational English courses. Pearson's English language learning content will be integrated with Livemocha's innovative, collaborative approach to language learning, which integrates practice of a foreign language with native speakers.

"In an increasingly global economy, the growing demand for English language skills is one of the most important trends in education," said John Fallon, Chief Executive of Pearson's international education company. "At Pearson, we have a long tradition of producing instructional materials that help students of all ages learn English. But we know we can make the learning experience more widely available, more engaging and more effective by integrating our content with assessment, digital services and interactive communities. This partnership with Livemocha is a part of that strategy."

"Pearson is an ideal partner for Livemocha," said Shirish Nadkarni, CEO of Livemocha. "We are delighted to align with an industry leader that shares our vision and commitment to providing language learners with world-class content and innovative learning tools. This partnership will further transform the language learning marketplace, empowering and engaging anyone across the globe who wants to learn English."

"Livemocha has built the leading global community for online language learning," said Bill Anderson, President, Global ELT, Pearson Education. *"Pearson's partnership with Livemocha will enable us to meet the worldwide demand from anyone who is seeking to improve their conversational English language skills. By joining forces with an industry leader like Livemocha, we're able to address a broader range of language learners beyond the institutional markets we traditionally serve."*

Pearson is a global leader in English language teaching, helping people around the world through products and services ranging from textbooks and software to assessment and teacher development. Around the world, more than 20 million students annually learn English through programs developed by Longman, Pearson's English-language teaching imprint. In addition to global and local publishing franchises for every key market segment from K-12 through to adult, business and exam preparation, Pearson Longman owns the "Learning" chain of language schools in China and is developing a portfolio

of digitally-deliverable products for both institutional and individual customers.

Since its launch in September 2007, over 2 million people around the world have joined Livemocha for a fun, engaging, and highly effective language learning experience. Livemocha members connect with native language speakers online with structured web-based exercises, IM, audio/video and other learning activities. Currently, the site features courses in 12 popular languages - English, Spanish, Portuguese, French, Hindi, Italian, Icelandic, Japanese, Russian, Korean, German and Mandarin Chinese-with additional languages to be launched in the very near future.

The first products developed jointly by Pearson and Livemocha are scheduled for launch in August 2009.

ENDS

For more information on the partnership between Livemocha and Pearson, please visit www.livemocha.com or www.pearson.com.

For more information, please contact:
At Livemocha: Sara Long at 415-402-0230 or sara@atomicpr.com

At Pearson: Charles Goldsmith in London at +44 20 7010 2310 or charles.goldsmith@pearson.com

About Livemocha
Livemocha is a Seattle-based company that is redefining language learning by combining dynamic online lessons with the world's largest community of native language speakers. Livemocha is a free service that allows its members to become conversationally proficient in an ever-growing number of popular languages, including English, French, Spanish, German, Portuguese, Icelandic, Italian, Hindi, Japanese, Korean, Mandarin and Russian. Since launching in September 2007, the Livemocha community has already grown to over 2 million members, a clear indication of the growing demand for an engaging, collaborative approach to language learning. The British Council estimated that there will be 2 billion people worldwide learning English as a foreign or second language by 2020, fueled by rapid globalization, immigration and travel. For more information about Livemocha, please visit www.livemocha.com.

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About Pearson
Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Pearson Longman, Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

Pearson 2008 Annual Report
12 March 2009

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PE

Pearson has submitted copies of its 2008 Annual Report to the UK Listing Authority (UKLA).

It will be available for inspection at the UKLA's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: +44 (0)20 7676 1000

Download a PDF of the report.

Printed copies of the report will be posted to shareholders on 26 March, ahead of the Annual General Meeting on 1 May 2009, and an HTML version will be available here.

